FILED BY FRANKLIN RESOURCES, INC.
                                       PURSUANT TO RULE 425 UNDER THE
                                       SECURITIES ACT OF 1933

                                       COMMISSION FILE NO.: 001-9318
                                       SUBJECT COMPANY: FIDUCIARY TRUST COMPANY
                                                        INTERNATIONAL


--------------------------------------------------------------------------------

Contact:             Franklin Resources, Inc.
                     Investor Relations: Alan Weinfeld (650) 525-8900 Corporate Communications: Lisa Gallegos (650) 312-3395 franklintempleton.com

--------------------------------------------------------------------------------

                                                         FOR IMMEDIATE RELEASE


FRANKLIN RESOURCES, INC. ANNOUNCES FOURTH QUARTER RESULTS*

           SAN MATEO, CA, OCTOBER 25, 2000-- Franklin Resources, Inc. (Franklin Templeton Investments) (NYSE: BEN) today reported net income of $140.8 million, or $0.58 per share diluted, on revenues of $593.1 million for the quarter ended September 30, 2000, compared with net income of $140.4 million, or $0.58 per share diluted, on revenues of $568.9 million in the preceding quarter and net income of $132.4 million, or $0.52 per share diluted, on revenues of $574.0 million in the comparable quarter a year ago. The quarter ended September 30, 2000 included pre-tax $8.2 million non-operating income related to the $32.8 million gain on the sale of the company's headquarters in July. The gain will be recognized over the twelve month lease-back-period, while the organization transitions to its new worldwide headquarters in San Mateo. Information systems, technology and occupancy costs were higher than the run rate due to technology initiatives which resulted in service and operating enhancements and higher real estate transition costs.

           Net income for the year ended September 30, 2000 was $562.1 million, or $2.28 per share diluted, on revenues of $2,340.1 million as compared to net income of $426.7 million, or $1.69 per share diluted, on revenues of $2,262.5 million a year ago. Pretax restructuring charges of $58.5 million, or $0.17 per share diluted after tax, were incurred in the comparable period last year.

           As of September 30, 2000, assets under management by the company's subsidiaries were $229.9 billion, as compared to $218.1 billion at this time last year. Simple monthly average assets under management during the current quarter were $231.4 billion compared to $228.0 billion in the preceding quarter and $223.3 billion in the same quarter a year ago. Equity assets now comprise 66% of total assets under management as compared to 62% at September 30, 1999. Fixed income funds now comprise 28% of total assets under management as compared


-----------------------------
* This press release is being issued simultaneously with a joint press release announcing the acquisition of Fiduciary Trust Company International by Franklin Resources, Inc. and an earnings and dividend announcement press release of Fiduciary Trust Company International.

to 31%, at the same time last year. For the three-month period ended September 30, 2000, net outflows complex-wide were $1.6 billion, including reinvested dividends, as compared to net inflows of $0.6 billion last quarter and net outflows of $1.2 billion for the same period last year. Net flows excluding reinvested dividends improved during the quarter. Gross asset inflows increased 24% for the year ended September 30, 2000 as compared to the prior year. Domestic equity and fixed income products continued to have strong relative performance to peer groups, while our global equity products' relative performance improved materially compared to peer groups.

FISCAL YEAR 2000 HIGHLIGHTS

FINANCIAL HIGHLIGHTS

o Diluted earnings per share increased 23% for the year ended September 30, 2000, excluding last year's restructuring charge.

o Share repurchases of approximately 8.4 million shares were made at an average price of $29.50 for the year ended September 30, 2000.

PERFORMANCE & PRODUCTS

o 70% of Franklin Templeton Investments' U.S. retail mutual fund assets were rated four- or five-star by Morningstar as of September 30, 2000.

o 78% of Franklin U.S. equity growth assets ranked in the top quartile of their Lipper peer groups for the one-year period ending September 30, 2000 and 89% were in the top half of their groups.

o Top quartile performance of Mutual Series value funds positions them for increased flows.

o 69% of Franklin tax-free products are ranked in the top half of their Lipper peer groups for the one-year period and 94% for the five-year period ended September 30, 2000.

o At least 60% of Franklin U.S. retail taxable fixed income products ranked in the top half of their Lipper peer groups for one- and five-year performance as of September 30, 2000.

o Top Lipper quartile performance of Franklin Small Cap Growth Fund I for the one- and three-year period ended September 30, 2000 drove the fund's sales to the No. 1 position in the complex.

o Top Lipper quartile performance of Franklin Floating Rate Trust for the one-year period ended September 30, 2000 drove the fund's gross sales to the No. 3 position in the complex.

o The superior investment performance of Franklin's domestic equity growth products in the U.S. paved the way for new fund rollouts in several international markets.

o Templeton Developing Markets Trust and Franklin California Growth Fund ranked in the "Money 100," Money Magazine's annual ranking of the top 100 mutual fund managers.

o Conrad Herrmann, portfolio manager of Franklin California Growth Fund, made Barron's "Top 100 Fund Managers".

o Mark Mobius, portfolio manager of Templeton Developing Markets Trust, made Money's "Ultimate Investment Club" and the Carson Group's ranking of the "Top Money Managers in the 20th Century."

GLOBAL BUSINESS DEVELOPMENTS

o "Franklin Templeton Investments" brand was adopted globally to more accurately reflect company's core business focus.

o Senior management reorganized to further expand responsibilities of company leaders, create opportunities for employees and enhance accountability throughout the organization.

o Acquired Bissett & Associates Investment Management Ltd., a top-performing Canadian equity and fixed income manager, which enhances the company's product selection in Canada .

o Completed the buy-out of our joint venture partner creating the first 100% foreign-owned investment trust management company in Korea.

o Merger with NIB Asset Management, a subsidiary of Nedcor, fortified company's position in the growing South African asset management industry.

GLOBAL SERVICE ENHANCEMENTS

o Created the Financial Advisor Service Team dedicated to servicing our best-selling investment representatives with a single point of contact to handle all questions and service needs.

o Kasina recognized franklintempleton.com as the No. 2 site in its "Online Services" category.

o DALBAR highlighted franklintempleton.com's investment representative site as a top 10 "Mutual Fund Professional Website" for two consecutive quarters.

o An "eMail Alerts" program for investment representatives and online proxy voting for shareholders were among a number of features added to franklintempleton.com.

o Wireless Application Protocol (WAP) sites were introduced in the United Kingdom and Germany, providing shareholders with fund price information immediately following market close.

  FRANKLIN RESOURCES, INC.
  CONSOLIDATED INCOME STATEMENTS
  (Dollar amounts in thousands except assets under          THREE MONTHS ENDED                           YEAR ENDED
  management and per share data)

                                                               SEPTEMBER 30                             SEPTEMBER 30
                                                   -------------------------------------------------------------------------------
                                                     2000          1999      % CHANGE       2000            1999       % CHANGE
                                                     ----          ----      --------       ----            ----       --------
  OPERATING REVENUES
  Investment management fees                          $354,265     $347,308         2%      $1,399,121     $1,340,612          4%

  Underwriting and distribution fees                   179,728      175,743         2%         709,285        718,871        (1)%

  Shareholder servicing fees                            52,312       46,076        14%         211,416        184,948         14%
  Other                                                  6,745        4,845        39%          20,318         18,066         12%
                                                   -------------------------------------------------------------------------------
  TOTAL OPERATING REVENUES                             593,050      573,972         3%       2,340,140      2,262,497          3%
                                                   -------------------------------------------------------------------------------

  OPERATING EXPENSES
  Underwriting and distribution                        160,416      152,348         5%         623,144        620,047          1%
  Compensation and benefits                            137,155      125,686         9%         535,710        515,137          4%
  Information systems, technology and occupancy         59,890       58,076         3%         213,670        212,495          1%
  Advertising and promotion                             27,477       25,925         6%         101,196        105,935        (4)%
  Amortization of deferred sales commissions            20,416       24,366      (16)%          83,627         95,948       (13)%
  Amortization of intangible assets                      9,314        9,281          -          37,163         37,220           -
  Other                                                 23,483       17,573        34%          82,187         78,152          5%
  Restructuring charges                                      -            -          -               -         58,455          NA
                                                   -------------------------------------------------------------------------------
  TOTAL OPERATING EXPENSES                             438,151      413,255         6%       1,676,697      1,723,389        (3)%
                                                   -------------------------------------------------------------------------------

  OPERATING INCOME                                     154,899      160,717       (4)%         663,443        539,108         23%
                                                   -------------------------------------------------------------------------------

  OTHER INCOME (EXPENSE)
  Investment and other income                           33,841       18,681        81%          90,108         55,934         61%
  Interest expense                                     (3,418)      (5,133)      (33)%        (13,960)       (20,958)       (33)%
                                                   -------------------------------------------------------------------------------
  OTHER INCOME (EXPENSE), NET                           30,423       13,548       125%          76,148         34,976        118%
                                                   -------------------------------------------------------------------------------

  Income before taxes on income                        185,322      174,265         6%         739,591        574,084         29%
  Taxes on income                                       44,499       41,824         6%         177,502        147,373         20%
                                                   -------------------------------------------------------------------------------

  NET INCOME                                          $140,823     $132,441         6%        $562,089       $426,711         32%
                                                   ===============================================================================

  EARNINGS PER SHARE
       Basic                                             $0.58        $0.53         9%           $2.28          $1.69         35%
       Diluted                                           $0.58        $0.52        12%           $2.28          $1.69         35%

  DIVIDENDS PER SHARE                                    $0.06       $0.055         9%           $0.24          $0.22          9%



                                       4

  AVERAGE SHARES OUTSTANDING (in thousands)
       Basic                                           243,665      252,005       (3)%         246,116        252,122        (2)%
       Diluted                                         244,078      252,618       (3)%         246,624        252,757        (2)%

  EBITDA MARGIN(1)                                         35%          35%          -             36%            33%          9%
  OPERATING MARGIN(2)                                      26%          28%       (7)%             28%            26%          8%

  ASSETS UNDER MANAGEMENT (in millions)
  Beginning of Period                                 $229,878     $227,727         1%        $218,100       $208,591          5%

         Sales                                          11,588       10,659         9%          51,699         41,807         24%

         Reinvested Dividends                              619        1,451      (57)%           8,686          3,918        122%

         Redemptions                                  (13,834)     (13,352)         4%        (62,749)       (59,538)          5%

         Appreciation/(Depreciation)                     1,672      (8,385)        N/A          14,187         23,322       (39)%
  END OF PERIOD                                       $229,923     $218,100         5%        $229,923       $218,100          5%
  SIMPLE MONTHLY AVERAGE FOR PERIOD                   $231,370     $223,345         4%        $227,682       $219,809          4%


(1) EBITDA Margin: Earnings before interest, taxes on income, depreciation and the amortization of intangibles divided by total revenues. 1999 fiscal year is stated before restructuring charges.

(2) Operating Margin: Operating income divided by total operating revenues. 1999 fiscal year is stated before restructuring charges.


FRANKLIN RESOURCES, INC.
CONSOLIDATED INCOME STATEMENTS
(Dollar amounts in thousands except
   per share data)                                                          THREE MONTHS ENDED
                                               30-SEP-00      30-JUN-00   % CHANGE         31-MAR-00      31-DEC-99      30-SEP-99
                                               ---------      ---------   --------         ---------      ---------      ---------
OPERATING REVENUES
Investment management fees                      $354,265       $344,805           3%        $356,009       $344,042       $347,308

Underwriting and distribution fees               179,728        165,181           9%         200,133        164,243        175,743

Shareholder servicing fees                        52,312         54,143         (3)%          53,202         51,759         46,076

Other                                              6,745          4,768          41%           3,182          5,623          4,845

                                              -------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                         593,050        568,897           4%         612,526        565,667        573,972

                                              -------------------------------------------------------------------------------------

OPERATING EXPENSES
Underwriting and distribution                    160,416        142,684          12%         176,876        143,168        152,348

Compensation and benefits                        137,155        133,125           3%         134,581        130,849        125,686
Information systems, technology and occupancy     59,890         50,708          18%          51,441         51,631         58,076
Advertising and promotion                         27,477         25,279           9%          25,895         22,545         25,925


                                       5

Amortization of deferred sales commissions        20,416         20,980         (3)%          21,600         20,631         24,366
Amortization of intangible assets                  9,314          9,283            -           9,283          9,283          9,281
Other                                             23,483         18,006          30%          20,773         19,925         17,573
                                              -------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                         438,151        400,065          10%         440,449        398,032        413,255
                                              -------------------------------------------------------------------------------------

OPERATING INCOME                                 154,899        168,832         (8)%         172,077        167,635        160,717
                                              -------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
Investment and other income                       33,841         19,836          71%          19,752         16,679         18,681

Interest expense                                 (3,418)        (3,998)        (15)%        (3,180)         (3,364)        (5,133)
                                              -------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE), NET                       30,423         15,838          92%          16,572         13,315         13,548
                                              -------------------------------------------------------------------------------------

Income before taxes on income                    185,322        184,670            -         188,649        180,950        174,265

Taxes on income                                   44,499         44,300            -          45,275         43,428         41,824
                                              -------------------------------------------------------------------------------------

NET INCOME                                      $140,823       $140,370            -        $143,374       $137,522       $132,441
                                              =====================================================================================

EARNINGS PER SHARE
     Basic                                         $0.58         $ 0.58            -           $0.58          $0.55          $0.53
     Diluted                                       $0.58         $ 0.58            -           $0.58          $0.55          $0.52

DIVIDENDS PER SHARE                                $0.06          $0.06            -           $0.06          $0.06         $0.055

AVERAGE SHARES OUTSTANDING (in thousands)
     Basic                                       243,665        243,542            -         246,826        250,432        252,005
     Diluted                                     244,078        243,741            -         246,998        250,592        252,618

EBITDA MARGIN(1)                                     35%            37%         (5)%             35%            37%            35%
OPERATING MARGIN(2)                                  26%            30%        (13)%             28%            30%            28%

EMPLOYEES                                          6,489          6,454           1%           6,447          6,631          6,650
BILLABLE SHAREHOLDER ACCOUNTS (in millions)          9.2           10.5        (12)%            10.5            9.9            9.6


(1) EBITDA Margin: Earnings before interest taxes on income, depreciation and the amortization of intangibles divided by total revenues. 1999 fiscal year is stated before restructuring charges.

(2) Operating Margin: Operating income divided by total operating revenues. 1999 fiscal year is stated before restructuring charges.

FRANKLIN RESOURCES, INC.
PRELIMINARY SUMMARY BALANCE SHEET
        AS OF SEPTEMBER 30
(Dollar amounts in thousands)
                                                            PRELIMINARY
                                                                2000                1999
                                                                ----                ----
ASSETS
Current Assets                                               $1,656,294          $1,485,889
Banking Finance Assets                                          299,562             217,778

Other Assets                                                  2,086,587           1,963,123
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 $4,042,443          $3,666,790
----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities                                            $489,559            $486,490
Banking/Finance Liabilities                                     238,954             176,406
Other Liabilities                                               348,437             346,900
                                                    ----------------------------------------
Total Liabilities                                             1,076,950           1,009,796
Total Stockholders' Equity                                    2,965,493           2,656,994
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $4,042,443          $3,666,790
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
ENDING SHARES OF COMMON STOCK OUTSTANDING                       243,730             251,007
----------------------------------------------------------------------------------------------


ASSETS UNDER MANAGEMENT BY INVESTMENT OBJECTIVE
     (In billions)
                                                                                          THREE MONTHS ENDED
                                                                30-SEP-00      30-JUN-00       31-MAR-00      31-DEC-99    30-SEP-99
                                                        ----------------------------------------------------------------------------
       EQUITY

                          Global/international                      $97.6         $103.6          $106.2         $111.0       $96.8
                          Domestic                                   53.9           49.6            49.3           44.3        37.6
                                                        ----------------------------------------------------------------------------
                          Total Equity                              151.5          153.2           155.5          155.3       134.4
                                                        ----------------------------------------------------------------------------

       HYBRID FUNDS                                                   9.3            8.9             9.0            9.6        10.2

       FIXED INCOME

                          Tax-free                                   44.0           43.8            44.6           45.2        48.2
                          Taxable
                             Domestic                                15.6           15.3            15.0           15.4        15.8
                             Global/international                     4.2            3.5             3.6            3.9         3.9
                                                        ----------------------------------------------------------------------------
                          Total Fixed Income                         63.8           62.6            63.2           64.5        67.9
                                                        ----------------------------------------------------------------------------

       MONEY FUNDS                                                    5.3            5.2             5.7            5.6         5.6

                                                        ----------------------------------------------------------------------------
TOTAL ENDING ASSETS                                                $229.9         $229.9          $233.4         $235.0      $218.1
                                                        ----------------------------------------------------------------------------

                                                        ----------------------------------------------------------------------------
SIMPLE MONTHLY AVERAGE ASSETS                                      $231.4         $228.0          $231.0         $224.1      $223.3
                                                        ============================================================================

ASSETS UNDER MANAGEMENT & FLOWS
     (IN BILLIONS)
                                                                                           THREE MONTHS ENDED
                                                                 30-SEP-00      30-JUN-00       % CHANGE       30-SEP-99    % CHANGE
                                                                 ---------      ---------       --------       ---------    --------

BEGINNING ASSETS UNDER MANAGEMENT                                  $229.9         $233.4            (2)%         $227.7          1%
     US RETAIL ASSETS

          Beginning Assets                                        $172.5         $175.9            (2)%         $174.4         (1)%
          --------------------------------------------------------------------------------------------------------------------------
          Sales                                                      8.3            8.6            (3)%            7.6           9%
          Reinvested Dividends                                       0.6            2.7           (78)%            1.4        (60)%
          Redemptions                                             (10.0)         (11.6)           (14)%         (10.6)         (5)%


                                       8

          Appreciation/(Depreciation)                                2.7          (3.1)             N/A          (6.7)          N/A

          --------------------------------------------------------------------------------------------------------------------------
          Ending Assets                                            174.1          172.5              1%          166.2         1.5%

          --------------------------------------------------------------------------------------------------------------------------
     OTHER ASSETS, INCLUDING INTERNATIONAL AND INSTITUTIONAL
          Beginning Assets                                          57.4           57.5               -           53.3           8%
          --------------------------------------------------------------------------------------------------------------------------
          Sales                                                      3.3            4.7           (30)%            3.1           6%
          Reinvested Dividends                                       0.0            0.5          (100)%            0.0          N/A
          Redemptions                                              (3.8)          (4.3)           (12)%          (2.8)          36%
          Appreciation/(Depreciation)                              (1.1)          (1.0)             10%          (1.7)        (35)%
          --------------------------------------------------------------------------------------------------------------------------
          Ending Assets                                             55.8           57.4            (3)%           51.9           8%

          --------------------------------------------------------------------------------------------------------------------------
ENDING ASSETS UNDER MANAGEMENT                                     $229.9         $229.9               -         $218.1          5%

TOTAL ASSETS UNDER MANAGEMENT
            BEGINNING ASSETS                                       $229.9         $233.4            (1)%         $227.7          1%
            ------------------------------------------------------------------------------------------------------------------------
            Sales                                                    11.6           13.3           (13)%           10.7          8%
            Reinvested Dividends                                      0.6            3.2           (81)%            1.5       (60)%
            Redemptions                                            (13.8)         (15.9)           (13)%         (13.4)          3%
            Appreciation/(Depreciation)                               1.6          (4.1)               -          (8.4)           -
            ------------------------------------------------------------------------------------------------------------------------
            ENDING ASSETS                                          $229.9         $229.9               -         $218.1          5%
            ------------------------------------------------------------------------------------------------------------------------



Note: A significant number of institutional assets are invested in U.S. Retail funds and are disclosed in that category in the above table. Total institutional assets at September 30, 2000 were over $50 1.6 billion.


ASSETS UNDER MANAGEMENT & FLOWS BY INVESTMENT OBJECTIVE
     (In billions)
                                                                                THREE MONTHS ENDED
                                                                     30-SEP-00       30-JUN-00        30-SEP-99
                                                                     ---------       ---------        ---------
GLOBAL/INTERNATIONAL EQUITY
          Beginning Assets                                             $103.6           $106.2           $102.0
          ------------------------------------------------------------------------------------------------------
          Sales                                                           3.8              5.8              5.0
          Reinvested Dividends                                            0.0              0.9              0.1
          Redemptions                                                   (6.6)            (7.3)            (5.8)
          Appreciation/(Depreciation)                                   (3.2)            (2.0)            (4.5)
          ------------------------------------------------------------------------------------------------------
          Ending Assets                                                  97.6            103.6             96.8

          ------------------------------------------------------------------------------------------------------
DOMESTIC EQUITY
          Beginning Assets                                               49.6             49.3             40.4
          ------------------------------------------------------------------------------------------------------
          Sales                                                           3.7              3.6              1.5
          Reinvested Dividends                                            0.0              1.5              0.5
          Redemptions                                                   (2.6)            (3.1)            (2.3)


                                       9

          Appreciation/(Depreciation)                                     3.2            (1.7)            (2.5)
          ------------------------------------------------------------------------------------------------------
          Ending Assets                                                  53.9             49.6             37.6

          ------------------------------------------------------------------------------------------------------
HYBRID
          Beginning Assets                                                8.9              9.0             10.8
          ------------------------------------------------------------------------------------------------------
          Sales                                                           0.2              0.1
                                                                                                            0.3
          Reinvested Dividends                                            0.1              0.2              0.2
          Redemptions                                                   (0.4)            (0.6)            (0.5)
          Appreciation/(Depreciation)                                     0.5              0.2            (0.6)
          ------------------------------------------------------------------------------------------------------
          Ending Assets                                                   9.3              8.9             10.2

          ------------------------------------------------------------------------------------------------------
TAX-FREE INCOME
          Beginning Assets                                               43.8             44.6             50.0
          ------------------------------------------------------------------------------------------------------
          Sales                                                           0.8              0.6              1.2
          Reinvested Dividends                                            0.3              0.3              0.3
          Redemptions                                                   (1.3)            (1.5)            (1.9)
          Appreciation/(Depreciation)                                     0.4            (0.2)            (1.4)

          ------------------------------------------------------------------------------------------------------
          Ending Assets                                                  44.0             43.8             48.2

          ------------------------------------------------------------------------------------------------------
TAXABLE FIXED INCOME
          Beginning Assets                                               18.8             18.6             19.8
          ------------------------------------------------------------------------------------------------------
          Sales                                                           1.3              1.4              1.2
          Reinvested Dividends                                            0.1              0.2              0.3
          Redemptions                                                   (1.0)            (1.1)            (1.0)
          Appreciation/(Depreciation)                                     0.6            (0.3)            (0.6)

          ------------------------------------------------------------------------------------------------------
          Ending Assets                                                  19.8             18.8             19.7

          ------------------------------------------------------------------------------------------------------
MONEY  FUNDS
          Beginning Assets                                                5.2              5.7              4.7
          ------------------------------------------------------------------------------------------------------
          Sales                                                           1.8              1.8              1.5
          Reinvested Dividends                                            0.1              0.1              0.1
          Redemptions                                                   (1.9)            (2.3)            (1.9)
          Appreciation/(Depreciation)                                     0.1            (0.1)              1.2
          ------------------------------------------------------------------------------------------------------
          Ending Assets                                                   5.3              5.2              5.6

          ------------------------------------------------------------------------------------------------------
ENDING ASSETS UNDER MANAGEMENT                                          $229.9          $229.9           $218.1


ANALYST MEETING AND CONFERENCE CALL INFORMATION

Members of the Investment Community are invited to attend a meeting today, Wednesday, October 25, 2000 at 11:00 am Eastern Time . The meeting will be held in the Broadway Room of the Drake Hotel, 440 Park Avenue (56th and Park) in New York City.

Conference Call/Webcast Options

Those who cannot attend the meeting can listen to the presentation by dialing one of the following numbers approximately ten minutes prior to the scheduled starting time: (800) 700-7860 (US callers) or (612) 332-1210 (international callers.)

A live broadcast of the conference call will also be available on the Internet. To access the call, visit franklintempleton.com and click the appropriate hotlink on the home page.

Replay

A replay of the conference call will be available beginning on October 25 at 2:30 pm Eastern Time (11:30 am Pacific Time) and will run through November 2 at 3:00 am Eastern Time (12:00 am Pacific Time). To access the replay, please dial
(800) 475-6701 or (320) 365-3844 (international callers) and enter access code 539414.

           Franklin Templeton Investments provides global and domestic investment management, shareholder and distribution services to the Franklin, Templeton and Mutual Series mutual funds, institutional and private accounts in approximately 130 different nations worldwide. Franklin Templeton Investments' headquarters are located at 777 Mariners Island Blvd., San Mateo, CA.

           Statements in this press release regarding Franklin Templeton Investments' business which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. For a discussion of such risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the company's Annual Report, Form 10-K for the most recently ended fiscal year as well as other documents filed by the company with the Securities and Exchange Commission.

                                       ###

           Additional Information: It is expected that Franklin will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail a prospectus to shareholders of Fiduciary Trust Company International. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94409, (tel: 1-800-632-2350 x28900).





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